Laboratory Corporation of Americar Holdings
358 South Main Street
Burlington, NC   27215
Telephone:  336-584-5171
FOR IMMEDIATE RELEASE

Contact:  336-436-4855   Shareholder Direct:  800-LAB-0401
          Pamela Sherry                       www.labcorp.com



 LABORATORY CORPORATION OF AMERICA'S-REGISTERED TRADEMARK-
HOUSTON TOXICOLOGY LABORATORY RECEIVES CERTIFICATION FROM
SAMHSA


Burlington, NC, November 6, 2000 - Laboratory Corporation of America-Registered Trademark- Holdings (LabCorp-
Registered Trademark-) (NYSE: LH) announced today that its Houston toxicology laboratory has received certification from the Substance Abuse and Mental Health
Services Administration (SAMHSA) for workplace drug testing. With five major SAMHSA certified centers across the United States, LabCorp is a leading laboratory provider of occupational drug testing.
The certification of LabCorp's Houston facility brings together the company's strategic goal to provide accurate, fast and dependable occupational testing services.
Bridging the company's network of SAMHSA laboratories on the east and west coast, LabCorp will be well positioned to provide enhanced service levels through improved company logistics, reinforced disaster recovery plans, standardized computer systems, and a national service call center.
"We are excited that our Houston facility has received this important certification," said Randy Simmons, Senior
Vice President for LabCorp's occupational testing services division. "Its addition complements our growth strategies for this division by creating a fifth, strategically placed SAMHSA laboratory. With Houston's certification, we will acquire expanded capacities to service our customers in both the public and private sectors."
LabCorp began substance abuse testing in 1982 and in 1988, two of its laboratories were among the first ten laboratories in the United States to be certified by the National Institute on Drug Abuse (NIDA), now the National
Laboratory Certification Program. In addition to the
Houston location, LabCorp's SAMHSA network also includes laboratories in Research Triangle Park, North Carolina, one of LabCorp's Centers of Excellence, as well as San
Diego, Memphis, and Raritan, New Jersey.
Laboratory Corporation of America-Registered Trademark-
Holdings (LabCorp-Registered Trademark-) is a national clinical laboratory with annual revenues of $1.7 billion in 1999. With 18,000 employees and over 100,000 clients nationwide, the company offers more than 2,000 clinical tests ranging from simple blood analyses to sophisticated molecular diagnostics. LabCorp leverages its expertise in innovative clinical testing technology with its Centers of Excellence. The Center for Molecular Biology and
Pathology, in Research Triangle Park (RTP), North
Carolina, develops applications for polymerase chain reaction (PCR) technology, and National Genetics Institute in Los Angeles is an industry leader in developing novel, highly sensitive PCR methods for testing hepatitis C and other infectious agents. Its Center for Occupational
Testing in RTP is one of the world's largest substance abuse testing facilities, and the Center for Esoteric
Testing in Burlington, North Carolina, performs the largest volume of specialty testing in the network.
LabCorp's clients include physicians, state and federal government, managed care organizations, hospitals, clinics, pharmaceutical and Fortune 1000 companies, and other clinical laboratories.


Each of the above forward-looking statements is subject to change based on various important factors, including without limitation, competitive actions in the marketplace and adverse actions of governmental and other third-party payors. Further information on potential factors that could affect LabCorp's financial results is included in the Company's Form 10-K for the year ended December 31, 1999 and subsequent SEC filings.

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